Exhibit 99.5

Bragg Gaming Group Reports Second Quarter 2025 Revenue Increase 4.9% over the Second Quarter of 2024 to EUR 26.1M; 21% year-over-year1 revenue growth excluding The Netherlands, Proprietary Content Revenue up 44% year over year

Cash Flow, Integration and Margin Focus Drives Business Transformation

Toronto, August 14, 2025 -(BUSINESS WIRE)-- Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading content and technology provider to the online gaming industry, today announced its financial results for the second quarter of 2025.

Summary of 2Q25 Financial and Operational Highlights

Euros (millions)(1)	2Q25	2Q24	Change
Revenue	€26.1	€24.9	4.9%
Gross profit	€13.7	€12.4	10.8%
Gross profit margin	52.7%	49.9%	280	bps
Adjusted EBITDA(2)	€3.5	€3.6	(4.3)%
Adjusted EBITDA Margin(2)	13.3%	14.5%	(128	)bps
Operating loss	€(2.3)	€(1.2)	93.3%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is EUR 1.00 = USD 1.17. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.

(2)	“Adjusted EBITDA” and “Adjusted EBITDA Margin” are non-IFRS measures. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

Matevž Mazij, Chief Executive Officer for Bragg, commented: “In our 2024 strategic review, we identified cash flow, integration and margin as key priorities and value drivers for Bragg Gaming Group. In Q2 we began to focus on integration and optimization. We identified and actioned key areas where we have now optimized our cost structure and have implemented strategies to leverage synergies from acquisitions such as Spin Games and Wild Streak Gaming.

Specifically, we have realized EUR 2 Million in annualized synergies from the business, unlocking improved margins for the second half of 2025. Our leadership conducted a comprehensive review of the business to ensure cash flow and margin remain central to all decisions, supported by Bragg’s strong underlying cash generation and margin profile.

While our top-line growth may appear modest, I want to be clear about our strategic focus. With increasing gaming taxes being implemented in key markets like Brazil, The Netherlands, and Romania, we’re prioritizing improved margin and cash flow performance over aggressive revenue expansion. That said, we believe that there are substantial, highly accretive growth opportunities ahead for this business. We intend to pursue these opportunities methodically, with a focus on both margins and cash flow.

1 Compared to the second quarter of 2024.

In terms of content and markets, proprietary content is growing in the U.S. and LatAm. While market conditions in The Netherlands remain challenging with the igaming market gross gaming revenue down 25% this year, Bragg is still outperforming the market, despite these factors coming into play.

With this focus on margin and cash flow we have also revised our revenue expectations for the year, while forecasting an improved Adjusted EBITDA Margin for the second half of 2025. We are prioritizing high margin opportunities versus low margin revenue.

We’ve also enhanced our leadership team with two transformational key hires, firstly adding Luka Pataky as our new EVP of AI and Innovation. Luka’s appointment comes as we launch an initiative to drive an all encompassing AI-first cultural and technology based change at Bragg.

In addition, experienced iGaming industry executive Scott Milford also joins us as our EVP of Group Content, and will propel the next phase in the growth of our online casino content.

In summary, we are focused on driving cash flow, integration, and margin, and positioning Bragg for sustainable, profitable growth. The actions taken in Q2 position us to achieve a 20% Adjusted EBITDA Margin target in the second half of 2025.”

Key Highlights:

●	Strategic Market Expansion: Launched content with Fanatics Casino across Tri-State area, significantly expanding U.S. content footprint.

●	U.S. Growth Acceleration: Signed exclusive content development agreement with Hard Rock Digital; builds on momentum in U.S. market with increasing share of proprietary content revenue.

●	Brazil Market Focus: Strengthened position in newly regulated Brazilian iGaming market through strategic partnership and investment in local studio RapidPlay.

●	Innovation and Product Development: Launched Big Ticket Bonanza, a gamification tool to drive player engagement.

●	Leadership Strengthening: Appointed Scott Milford as EVP, Group Content, and Luka Pataky as EVP, AI and Innovation, enhancing leadership across AI, content, innovation and technology.

●	Debt: During the quarter, we repaid USD 5.0m of the USD 7.0m secured promissory note that is outstanding. The loan maturity has been extended to September 15, 2025, with an option for a further one-month extension if required. We are in the advanced stages of securing a new working capital revolving debt faculty from a Tier 1 Canadian bank. While the process is taking longer than anticipated, we are optimistic that this will close in Q3.

●	Operational Update: Issued corporate update outlining growth priorities, improved margin initiatives, and expanding addressable markets.

2025 Outlook

Previously, the Company anticipated double-digit growth in revenue and Adjusted EBITDA for the full year of 2025 which was driven by a strategic focus on expanding in regulated markets, growing proprietary and exclusive content portfolio, and continuing momentum in growth markets such as the U.S. and LatAm.

The Company’s focus is on cash flow, integration and margin and as such, while the strategy remains the same, the areas of attention and focus have shifted. The full year 2025 guidance has been revised to reflect higher gaming taxes and market softness in the Netherlands and headwinds in Brazil, as well as broader market conditions impacting key regulated markets. The Company now anticipates full year 2025 revenue between €106.0 million and €108.5 million and Adjusted EBITDA of €16.5 million to €18.5 million.

This change reflects a deliberate shift toward higher-quality earnings. The Company is prioritizing margin and cash generation over lower-margin revenue, and synergies realized post-quarter end to become a leaner operation put the Company on track to move Adjusted EBITDA Margin a few percentages higher in the second half of the year compared to the first half of the year. The Company remains focused on growing the business in a sustainable and margin-accretive manner, with strong momentum in the proprietary content and technology pipeline positioning Bragg for long-term profitable growth.

Investor Conference Call

The Company will host a conference call today at 8:30 a.m. Eastern, and management will discuss the financial and operational performance of the company. A presentation of these results will be made available to download at : https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Dial-In Numbers
USA / International Toll +1 (646) 307-1963
USA – Toll-Free +1 (800) 715-9871
Canada – Toronto +1 (647) 932-3411
Canada – Toll-Free +1 (800) 715-9871
United Kingdom: +44 800 358 0970
Conference ID: 3967732

A webcast of the call may also be followed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

An audio recording of the Event will be available via the Echo Replay platform until August 21, 2025. To access the platform by phone, please dial-in using one of the numbers listed below and input Playback ID: 3967732 followed by # key:

USA/ Canada Toll-Free: +1(800) 770-2030
USA Toll: +1(609) 800-9909
Canada Toll: +1(647) 362-9199
United Kingdom: +44 203 433 3849

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2025, expected performance of the Company’s business; expansion into new markets, our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to non-IFRS financial measures, including “Adjusted EBITDA” and “Adjusted EBITDA Margin”, which are non-IFRS financial measures that the Company believes are appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducting gain (loss) on re-measurement of contingent and deferred consideration; (v) adding back or deducting gain (loss) on re-measurement of derivative liabilities; (vi) adding back or deducting gain (loss) on settlement of convertible debt; (vii) adding back or deducting gain (loss) on disposal of intangible assets and (viii) adding back certain exceptional costs. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue. A reconciliation to IFRS financial measures is provided in this news release as well as in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month period ended June 30, 2025.

Future Oriented Financial Information

This news release and, in particular the information in respect of Bragg’s prospective revenues, Adjusted EBITDA and Adjusted EBITDA Margin may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S., Canada, Brazil, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For media enquiries or interview requests, please contact:

Robert Simmons,
Head of Communications at Bragg Gaming Group
press@bragg.group

Investors:

Investors:

Robert Bressler, Chief Financial Officer, Bragg Gaming Group
+1 647-480-1591
investors@bragg.group

OR

James Carbonara,Hayden IR
(646)-755-7412
james@haydenir.com

Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	26,079	24,861	51,584	48,672
Cost of revenue	(12,336)	(12,457)	(23,557)	(24,391)
Gross Profit	13,743	12,404	28,027	24,281

Selling, general and administrative expenses	(16,091)	(13,702)	(31,898)	(26,089)
Gain (Loss) on remeasurement of derivative liability	—	38	—	(140)
Gain on settlement of convertible debt	—	—	—	65
Gain (Loss) on remeasurement of deferred consideration	—	45	(157)	(600)
Operating Loss	(2,348)	(1,215)	(4,028)	(2,483)

Net interest expense and other financing charges	(14)	(930)	(360)	(1,522)
Loss Before Income Taxes	(2,362)	(2,145)	(4,388)	(4,005)

Income taxes (expense) recovery	533	(255)	(81)	(299)
Net Loss	(1,829)	(2,400)	(4,469)	(4,304)

Items to be reclassified to net loss:
Cumulative translation adjustment	(2,680)	387	(4,103)	4

Net Comprehensive Loss	(4,509)	(2,013)	(8,572)	(4,300)

Basic Loss Per Share	(0.07)	(0.10)	(0.18)	(0.18)
Diluted Loss Per Share	(0.07)	(0.10)	(0.18)	(0.18)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	25.2	24.0	25.1	23.6
Weighted average number of shares - diluted	25.2	24.0	25.1	23.6

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION PRESENTED IN EUROS
(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As at	As at
	June 30,	December 31,
	2025	2024
Cash and cash equivalents	4,242	10,467
Trade and other receivables	24,983	20,072
Prepaid expenses and other assets	4,141	2,624
Total Current Assets	33,366	33,163
Property and equipment	1,299	1,341
Right-of-use assets	3,152	3,510
Intangible assets	31,011	35,859
Goodwill	31,235	32,722
Investments	500	—
Other assets	378	—
Total Assets	100,941	106,595

Trade payables and other liabilities	26,639	19,946
Income taxes payable	445	463
Lease obligations on right of use assets	867	882
Deferred consideration	—	1,244
Share appreciation rights liability	525	—
Loans payable	1,696	6,579
Total Current Liabilities	30,172	29,114
Deferred income tax liabilities	594	680
Lease obligations on right of use assets	2,376	2,815
Share appreciation rights liability	437	—
Other non-current liabilities	487	487
Total Liabilities	34,066	33,096

Share capital	133,253	131,729
Contributed surplus	18,104	17,680
Accumulated deficit	(85,679)	(81,210)
Accumulated other comprehensive income	1,197	5,300
Total Equity	66,875	73,499
Total Liabilities and Equity	100,941	106,595

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2025	2024	2025	2024
Revenue	26,079	24,861	51,584	48,672
Operating Loss	(2,348)	(1,215)	(4,028)	(2,483)
EBITDA	2,621	2,779	5,661	5,388
Adjusted EBITDA	3,459	3,615	7,543	7,026

BRAGG GAMING GROUP INC.

RECONCILIATION OF OPERATING LOSS TO EBITDA AND ADJUSTED EBITDA

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2025	2024	2025	2024
Net Loss	(1,829)	(2,400)	(4,469)	(4,304)
Income taxes (expense) recovery	(533)	255	81	299
Loss Before Income Taxes	(2,362)	(2,145)	(4,388)	(4,005)
Net interest expense and other financing charges	14	930	360	1,522
Depreciation and amortization	4,969	3,994	9,689	7,871
EBITDA	2,621	2,779	5,661	5,388
Depreciation of right-of-use assets	(215)	(147)	(429)	(373)
Lease interest expense	(25)	(26)	(52)	(60)
Gain on lease modification			(101)	—
Share based compensation	739	420	1,585	604
Exceptional costs	339	672	722	792
(Gain) Loss on remeasurement of derivative liability	—	(38)	—	140
Gain on settlement of convertible debt	—	—	—	(65)
(Gain) Loss on remeasurement of deferred consideration	—	(45)	157	600
Adjusted EBITDA	3,459	3,615	7,543	7,026